Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name & Address of Company

Genco Resources Ltd.
550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

2.	Date of Material Change

February 7, 2008

3.	News Release

A press release dated February 7, 2008 was issued on February 7, 2008 through MarketWire (CCNMatthews).

4.	Summary of Material Change

Genco has purchased surface rights in the Temascaltepec Mining District of Mexico State, Mexico.

5.1	Full Description of Material Change

Please see attached News Release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Greg Liller, President
Tel:520-299-7663

9. Date of Report

February 7, 2008

Trading Symbol TSX: GGC

Genco Purchases Surface Rights in the Temascaltepec Mining District

February 7, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. (“Genco”), TSX-GGC, announces the purchase of surface rights to 420 hectares covering parts of the La Guitarra, Nazareno and Coloso areas in the Temascaltepec Silver/Gold Mining District in the State of Mexico, Mexico. These surface rights include the northwest portion of the outcropping Creston bulk tonnage target, which is the focus of an on going feasibility study by Kappes Cassidy and Associates. Genco’s ownership of these surface rights secures the historic Nazareno Mine and the Coloso exploration project.

Gregory K. Liller, President of Genco, states “I am pleased that the land purchase negotiations are proving successful. This important purchase gives us surface ownership to the Los Angles portion of the Creston Bulk Tonnage target and provides for a viable, alternative, metallurgical plant site. The Nazareno Mine currently has a small minable reserve and the Colosso area is an excellent exploration target. We have initiated the improvement to access roads and plan to fast track an exploration and development program to establish our third production center within the District.

Genco wishes to thank the members of the community of Godinez for their professionalism in the land negotiation process and their continued support of La Guitarra.

Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (TSX)